KEYCO BOND FUND, INC.
27777 Franklin Road, Suite 1630
Southfield, MI  48034
248/353-0790

Online Filing

May 26, 2017



U.S. Securities and Exchange Commission
Division of Investment Management
Office of the Chief Accountant
100 F Street, NE
Washington, DC  20549

Attention:  	Jeffrey W. Long
	Staff Accountant

Ladies and Gentlemen:

Re:	Keyco Bond Fund, Inc. Form N-CSR for the year ended
September 30, 2016 filed November 29, 2016

On behalf of Keyco Bond Fund, Inc. (the Company ), the information in this letter is being furnished in response to the verbal comments received by Ms. Carol Singer on behalf of the Company from the staff of the Securities and Exchange Commission via telephone on May 1, 2017.

Form N-CSR for the year ended September 30, 2016

A footnote in the audited financial statements reports that the Company changed its accounting methods for revenue recognition as of October 1, 2015.

The SEC has asked:

What steps did the Company take to decide that the change was a change of accounting method rather than a correction of an error?

Response:

Keyco Bond Fund, Inc. is a relatively small closed-end municipal bond fund. Its primary investment objective has always been to earn as high a level of current income exempt from federal income taxes as is available from municipal bonds, consistent with prudent investment management and preservation of capital.

In pursuing its objective, the Company has invested in municipal bonds with relatively immaterial amounts of bond premium or bond discount. The Company had been unable to locate computer software that was cost-effective for calculating bond premium amortization and discount accretion. Therefore, the Company recognized these relatively immaterial amounts of premium and discount at the disposal of the bonds. The Company has never considered this to be an error.




U.S. Securities and Exchange Commission
May 26, 2017
Page 2


In late 2015, the Company became aware of cost-effective software that could perform the monthly amortization and accretion calculations using the effective-yield method.
At that time a decision was made to change the Company s methods of accounting for the bond premium and discount to the preferred accounting method.

Because the Company has always considered the premium and discount amounts on the bonds it purchased to be immaterial, the Company views the accounting changes made to be changes in accounting methods rather than a correction of an error. The Company s auditors have concurred with this point of view and have been an additional impetus to move to the preferred accounting treatment.

If you have any questions or comments concerning the response of the Company to the comments of the staff, please contact me at (248) 353-0790.

Very truly yours,

KEYCO BOND FUND, INC.

/s/ Joel D. Tauber

Joel D. Tauber
President


cc:	Board of Directors of Keyco Bond Fund, Inc.
	Carol Singer, for Keyco Bond Fund, Inc.